October 9, 2009

Mail Stop 3561

Danna Washington
President
Reshoot & Edit
10685 Oak Crest Avenue
Las Vegas, NV 89144

RE: Reshoot & Edit
      File No. 000-52439
      Form 8-K: Filed August 10, 2009

Dear Ms. Washington:

        We have completed our review of your Form 8-K and have no further comments
at this time.

                              Sincerely,

                              Patrick Kuhn
                              Staff Accountant